EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT dated as of October 1, 1996 ("Agreement"), is by and between World Airways, Inc., a Delaware corporation, its successors and assigns (hereinafter "World") and Vance Fort ("Fort").

         WHEREAS, Fort has served as World's Executive Vice President since April 18, 1996;

         WHEREAS, World desires to continue to employ Fort and Fort desires to continue to serve World as Executive Vice President;

         NOW, THEREFORE, World and Fort, in consideration of the mutual covenants and promises contained herein, do hereby agree as follows:

         1. ACCEPTANCE OF EMPLOYMENT. Subject to the terms and conditions set forth below, World agrees to employ Fort and Fort accepts such employment.

         2. TERM. The period of employment shall be from the date first written above through December 31, 1998, unless further extended or sooner terminated as hereinafter set forth. If either World or Fort wishes to renew this Agreement on different terms, or either World or Fort does not wish to renew this Agreement when it expires on December 31, 1998, it or he shall give written notice to the other party at least one hundred eighty (180) days prior to the expiration date. In the absence of notice, this Agreement shall be renewed on the same terms and conditions for a term of one year from the date of expiration.

         3. POSITION AND DUTIES. Fort shall continue to serve as Executive Vice President with the duties performed as of the date hereof, as those duties may be changed from time to time by mutual agreement, except that Fort's responsibilities may not be modified in a way that would be inconsistent with the status of a senior executive. Following a Change of Control (as hereinafter defined), Fort's responsibilities may not be changed without mutual agreement. Fort agrees to render his services to the best of his abilities and will comply with all policies, rules and regulations of the company and will advance and promote to the best of his ability the business and welfare of the company. Fort shall devote all of his working time, attention, knowledge and skills solely to the business and interest of World. Fort may not accept any other engagement with or without compensation which would affect his ability to devote all of his working time and attention to the business and affairs of World without the prior written approval of the President. Fort agrees to accept assignments on behalf of World or affiliated companies commensurate with his responsibilities hereunder, except that the terms and conditions of assignments exceeding 60 consecutive days outside the Washington, D.C.
metropolitan area will require mutual agreement.

         4. COMPENSATION AND RELATED MATTERS.

                  (a) BASE SALARY. Fort shall receive a minimum salary of $170,000 per annum payable in monthly installments in accordance with the payroll procedures for World's salaried employees in effect during the term of this Agreement.

                  (b) ELIGIBILITY FOR BONUSES. Fort shall be eligible to receive an annual bonus pursuant to World's 1995 management incentive compensation plan and successor plans, if any, as the Board of Directors may adopt from time to time. A copy of the 1996 Plan is attached as EXHIBIT A hereto.

                  (c) PERFORMANCE STOCK OPTIONS. Fort has been granted options to purchase World's Common Stock, par value $.001 per share ("World Airways Common Stock") pursuant to the 1995 World Airways Stock Option Plan (the "Plan") as set forth in the Stock Option Agreement between World and Fort dated May 31, 1995 (the "Option Agreement"), a copy of which is attached as EXHIBIT B hereto.

                  (d) STOCK OWNERSHIP REQUIREMENTS. Fort agrees to hold at least the following number of shares in any combination of WorldCorp Common Stock and/or World Airways Common Stock for the balance of the term of this Agreement (and for any renewals thereof), from the EARLIER to occur of : (1) Fort's exercise of World Airways options in the amounts set forth below after July 31, 1995; or (2) the dates indicated below. For purposes of this Agreement, any shares of WorldCorp Common Stock and/or World Airways Common Stock (i) allocated to Mr. Fort's ESSOP account, (ii) owned by members of Fort's immediate family (i.e., spouse, sons or daughters) or (iii) a revocable grantor trust of which he is the grantor shall be counted toward Fort's stock ownership and holding requirements.

OPTIONS EXERCISED                DATE             REQUIRED COMMON STOCK HOLDINGS
-----------------                ----             ------------------------------
   46,875                      12/31/96                        3,122
   62,500                      12/31/97                        4,688
   78,125                      12/31/98                        6,250
   93,750                                                      7,809
  109,375                                                      9,373
  125,000                                                     10,938

                  (e) BUSINESS EXPENSES. Fort shall be entitled to reimbursement of reasonable business related expenses from time to time consistent with World's policies, including, without limitation, submitting in a timely manner appropriate documentation of such expenses.

                  (f) FRINGE BENEFITS. Fort shall be entitled to participate in all employee benefit plans made available from time to time to all senior executives of World in accordance with the terms of such plans. In the event this Agreement is terminated by either party for any reason other than death or for Cause, Fort may participate in World's health programs for one year for each year of service with World (prorated in the case of a partial year) on the same terms available to the most senior executives of World or its affiliates, or until Fort obtains comparable coverage, whichever is earlier.

                  (g) PERSONNEL POLICIES, CONDITIONS AND BENEFITS. Except as otherwise provided herein, Fort's employment shall be subject to the personnel policies and benefits plans which apply generally to World's employees as the same may be interpreted, adopted, revised or deleted from time to time, during the term of this Agreement, by World in its sole discretion. While this Agreement is in effect, Fort shall be entitled to one (1) month of paid vacation in each calendar year, and all paid holidays observed by World.

                  (h) INDEMNIFICATION; D&O INSURANCE. World shall provide (or cause to be provided) to Fort indemnification against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlements in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of World) by reason of his being or having been an officer, director or employee of World or any affiliated entity, advance expenses (including attorneys' fees) incurred by Fort in defending any such civil, criminal, administrative or investigative action, suit or proceeding and maintain directors' and officers' liability insurance coverage (including coverage for securities-related claims) upon substantially the same terms and conditions as set forth in the Indemnification Agreement of even date herewith between Fort and World Airways, Inc. (the "Indemnity Agreement").

         5. TERMINATION OF EMPLOYMENT.

                  (a) DEATH. Fort's employment hereunder shall terminate upon his death, in which event World shall have no further obligation to Fort or his estate with respect to compensation, other than the disposition of life insurance and related benefits and accrued and unpaid base salary and incentive compensation for periods prior to the date of termination, if any, pursuant to the terms of the respective employee benefits and incentive compensation plans then in effect.

                  (b) BY WORLD FOR DISABILITY. If Fort incurs a disability and such disability continues for a period of twelve (12) consecutive months, then World may terminate this Agreement upon written notice to Fort, in which event World shall have no obligation to Fort with respect to compensation under
Section 4(a) of this Agreement. The term "disability" means a physical or mental illness that will prevent Fort from performing the essential functions of his job for at least twelve (12) months or is likely to result in death. If Fort becomes entitled to Social Security benefits payable on account of disability, he will be deemed conclusively to be disabled for purposes of this Agreement.

                  (c) BY WORLD FOR CAUSE.

                       (i) Except under the circumstances set forth in 5(c)(ii) below, the President and Chief Executive Officer of World may terminate this Agreement for Cause. "Cause" shall be defined as (A) sustained performance deficiencies which are communicated to Fort in written performance appraisals and/or other written communications (including, but not limited to memos and/or letters) by the President and Chief Executive Officer of World, (B) gross misconduct, including significant acts or omissions constituting dishonesty, intentional wrongdoing or malfeasance, relating to the business of World, or (C) commission of a felony involving fraud or dishonesty, or (D) a material breach of this Agreement.

                       (ii) In the event of a Change of Control, as defined below, Fort may only be terminated for Cause pursuant to a resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board at a meeting of the Board finding that, in the good faith opinion of the Board, Fort was guilty of conduct set forth in 5(c)(i)(A), (B), (C) or (D) provided, however, that Fort may not be terminated for Cause unless: (1) Fort receives prior written notice of World's intention to terminate this Agreement for Cause and the specific reasons therefor; and (2) Fort has an opportunity to be heard by World's Board of Directors and be given, if the acts are correctable, a reasonable opportunity to correct the act or acts (or non-action) giving rise to such written notice. If the Board by resolution duly adopted by the affirmative vote of a majority of the entire membership of the Board finds that Fort fails to make such correction after reasonable opportunity to do so, this Agreement may be terminated for Cause.

                  (d) BY WORLD FOR OTHER THAN CAUSE. In the event the Board of Directors terminates this Agreement for reasons other than Cause as defined in sub-paragraph (c) above, World will pay to Fort within ten (10) days of notice of termination (or, in the case of incentive bonus compensation, within ten (10) days of determination of amounts payable under the applicable bonus plan generally) the undiscounted remainder of his base salary, including deferred salary and/or bonus compensation, payable under this Agreement. In addition, all granted but unvested stock options under the Option Agreement shall become immediately exercisable. In the event that any payment to Fort under this paragraph is subject to any federal or state excise tax, World shall pay to Fort an additional amount equal to the excise tax imposed including additional federal and state income and excise taxes as a result of the payments under this paragraph, and such payment will be made when the excise tax and income taxes are due; PROVIDED, HOWEVER, that Fort agrees to assist World Airways by using his best efforts to structure matters so that any payment to Fort under this paragraph is not subject to any federal or state excise tax. Whether an excise tax is payable, and the amount of the excise tax and additional income taxes payable, shall be determined by World's accountants and World shall hold Fort harmless for any and all taxes, penalties, and interest that may become due as a result of the failure to properly determine that an excise tax is payable or the correct amount of the excise tax and additional income taxes, together with all legal and accounting fees reasonably incurred by Fort in connection with any dispute with any taxing authority with respect to such determinations and/or payments. In the event of a disagreement between World and Fort as to whether the termination was for Cause, that issue shall be submitted within twenty (20) days of the notice of termination to binding arbitration.

                  (e) BY FORT. Fort may terminate his employment hereunder (for purposes of this Agreement "Good Reason") after giving at least 30 days notice in the event that: (i) World relocates its general and administrative offices or Fort's place of employment to an area other than the Washington, D.C. Standard Metropolitan Statistical Area, (ii) he is assigned any duties substantially inconsistent with his responsibilities as described by Section 3 hereof or a substantial adverse alteration is made to the nature or status of such responsibilities, (iii) World reduces his annual base salary as in effect on the date hereof or as the same may be increased from time to time; (iv) World fails, without Fort's consent, to pay Fort any portion of his current compensation, or to pay him any portion of an installment of deferred compensation under any deferred compensation program of World, within seven (7) days of the date such compensation is due; (v) World fails to continue in effect any compensation plan in which Fort participates which is material to Fort's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by World to continue Fort's participation therein (or in such substitute or alternative Plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of Fort's participation relative to other participants; (vi) World fails to continue to provide Fort with benefits substantially similar to those enjoyed by Fort under any of World's pension, life insurance, medical, health and accident, or disability plans in which Fort was participating, World takes any action which would directly or indirectly materially reduce any of such benefits or deprive Fort of any material fringe benefit enjoyed by Fort, or World fails to provide Fort with the number of paid vacation days to which Fort is entitled hereunder; (vii) World terminates, or proposes to terminate, Fort's employment hereunder contrary to the requirements of Section 5(c) hereof (for purposes of this Agreement, no such termination or purported termination shall be effective); (viii) the Board approves the liquidation or dissolution of World prior to the end of this Agreement.

                 (f) CHANGES OF CONTROL. For purposes of this Agreement, a "Change of Control" includes the occurrence of any one or more of the following events:

                       (i) any Person is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of World representing more than 50% of the combined voting power of World's then outstanding securities; or

                       (ii) during any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board of World and any new director (other than a director designated by a Person who has entered into an agreement with World to effect a transaction described in clause (i), (iii) or
(iv) or this Section 5 (f)) whose election by the Board of World or nomination for election by the stockholders of World was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

                       (iii) the shareholders of World approve a merger or consolidation of World with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of World outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of World or any of its affiliates, at least 50% of the combined voting power of the voting securities of World or such surviving entity outstanding immediately after such merger or consolidation, or
(B) a merger or consolidation effected to implement a recapitalization of World (or similar transaction) in which no Person acquires more than 50% of the combined voting power of World's then outstanding securities; or

                      (iv) the shareholders of World approve a plan of complete liquidation of World or an agreement for the sale or disposition by World of all or substantially all of World's assets.

                 (g) PERSON" DEFINED. For purposes of this Section, "Person" shall have the meaning given in Section (3)(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (i) World or WorldCorp, Inc. or any of its subsidiaries or affiliates; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of World or WorldCorp, Inc. or any of their subsidiaries;
(iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of World or WorldCorp, Inc. in substantially the same proportions as their ownership of stock of World or WorldCorp, Inc.

                  (h) EFFECT OF TERMINATION BY FORT. In the event that Fort decides to terminate this Agreement and his employment with World or any successor in interest in accordance with the provisions of Section 5(e), World shall have the same obligations as set forth in Section 5(d) hereof, except that the undiscounted remainder of Fort' base salary shall not be less than six months salary. Any other payments due or actions required under this paragraph shall be made as lump sums or taken within 10 days of termination of the Agreement.

                  (i) EXCISE TAX INDEMNITY. In the event that any payment to Fort under Section 5(e) is subject to any federal or state excise tax, World shall pay to Fort an additional amount equal to the excise tax imposed including additional federal and state income and excise taxes as a result of the payments under this paragraph, and such payment will be made when the excise tax and income taxes are due; PROVIDED, HOWEVER, that Fort agrees to assist World Airways by using his best efforts to structure matters so that any payment to Fort under this paragraph is not subject to any federal or state excise tax. Whether an excise tax is payable, and the amount of the excise tax and additional income taxes payable, shall be determined by World's accountants and World shall hold Fort harmless for any and all taxes, penalties, and interest that may become due as a result of the failure to properly determine that an excise tax is payable or the correct amount of the excise tax and additional income taxes, together with all legal and accounting fees reasonably incurred by Fort in connection with any dispute with any taxing authority with respect to such determinations and/or payments.

                  (j) NOTICE OF TERMINATION. Termination of this Agreement by World or termination of this Agreement by Fort shall be communicated by written notice to the other party hereto, specifically indicating the termination provision relied upon.

                  (k) COMPANY PROPERTY. At the end of the term described in
Section 2 or in the event of termination under Section 5(d) or (e), Fort shall return all company property, including electronic and paper files, with the exception of the car phone(s).

         6. CONFIDENTIALITY/RESTRICTIVE COVENANT.

                  (a) Fort recognizes and acknowledges that financing documents, trade secrets, new products, copyrights, schedules, costs, performance features, techniques, plans, methods, business and marketing plans, dealings, arrangements, objectives, locations, customer information and other information concerning World's business and business practices not generally known in the aviation industry, constitute confidential information and represent valuable, special and unique assets of World ("Confidential Information"). Fort agrees that he will not, during employment with World or for a period of two (2) years following termination of employment for any reason, whether voluntary or involuntary, with or without Cause, disclose any of such Confidential Information to any person or person not connected with World without World's prior written approval. The parties hereto stipulate that as between them, the foregoing matters are important, material, and confidential and gravely affect the successful conduct of the business of World, and World's good will, and that any breach of the terms of this paragraph shall be a material breach of this Agreement.

                  (b) While employed by World and for a period of two (2) years following termination of employment for any reason, whether voluntary or involuntary, with or without Cause, Fort agrees that he shall not,

                      (i) Request, induce or attempt to induce any customer of World to terminate any business relationship with World or to seek to establish a similar business relationship with a person or entity other than World;

                      (ii) Cause, encourage or in any way assist any person or entity actively to solicit any aviation business from any customer of World;

                      (iii) Induce or attempt to induce any of World's employees to terminate their employment with World, or induce or attempt to induce any of World's employees to provide aviation related services for any other person, firm or organization;

                      (iv) Use any employer Confidential Information as set forth in paragraph A of this Section or information which is not otherwise available to the public at large for the purposes of providing aviation related services for or through any person or entity other than World.

                  (c) Fort agrees that the restrictions set forth in this Agreement above are reasonable, proper, and necessitated by legitimate business interests of World and do not constitute an unlawful or unreasonable restraint upon Fort's ability to earn a livelihood. The parties agree that in the event any of the restrictions in this Agreement, interpreted in accordance with the Agreement as a whole, are found to be unreasonable by a court of competent jurisdiction, such court shall determine the limits allowable by law and shall enforce the same. If the court declines such enforcement, the parties agree that this agreement shall be interpreted to provide World with the maximum protection allowed by law.

                  (d) Fort acknowledges that it may be impossible to assess the monetary damages incurred by his violation of this Agreement, or any of its terms, and that any threatened or actual violation or breach of this Agreement, or any of its terms, will constitute immediate and irreparable injury to World. Therefore, Fort expressly agrees that in addition to any and all other damages and remedies available to World as a result of Fort's breach of this Agreement, World shall be entitled to an injunction restraining Fort from violating or breaching this Agreement, or any of its terms. In the event World enforces this Agreement through Court Order, Fort agrees that the restrictions contained in this Agreement shall remain in effect for a period of twelve (12) consecutive months from the effective date of such Order enforcing the Agreement.

         7. BENEFICIARY. The Beneficiary of any payment due and payable at the time of Fort's death, or otherwise due upon his death, shall be his wife, or such other person or persons as Fort shall designate in writing to World. If no such beneficiary shall survive Fort, any such payments shall be made to his estate.

         8. INTELLECTUAL PROPERTY.

              (a) Any improvements, new techniques, processes, products or copyrightable materials made or conceived by Fort, either solely or jointly with other person(s), (1) during Fort's period of employment by World, during working hours; (2) during the period after termination of his employment during which he is retained by World as a consultant; or (3) with use of World's intellectual property or confidential information, shall be the sole and exclusive property of World without royalty or other consideration to Fort.

             (b) Fort agrees to inform World promptly and in full of such intellectual property by a full written report setting forth in detail the procedures used and the results achieved.

             (c) Fort shall at World's request and expense execute any and all applications, assignments, or other instruments which World shall deem necessary to apply for, register, and/or obtain copyrights or Letters Patent of the United States or of any foreign country, or to otherwise protect World's interests in such intellectual property.

             (d) Fort shall assign and does hereby assign to World all interests and rights, including but not limited to copyrights, in any such intellectual property.

         9. ARBITRATION. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, under the commercial arbitration rules of the American Arbitration Association.

         10. NO WAIVER. The failure of either party at any time to enforce any provisions of this Agreement or to exercise any remedy, option, right, power or privilege provided for herein, or to require the performance by the other party of any of the provisions hereof, shall in no way be deemed a waiver of such provision at the same or at any prior or subsequent time.

         11. GOVERNING LAW. This Agreement is governed by and shall be construed in accordance with the laws of the State of Virginia. Fort agrees to submit to personal jurisdiction in the State of Virginia.

         12. VALIDITY. The invalidity or unenforceability of any provision or provisions of this Agreement shall not be deemed to affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

         13. SUCCESSORS. This Agreement shall be binding upon World, its successors and assigns, including any corporation or other business entity which may acquire all or substantially all of World's assets or business, or within which World may be consolidated or merged, or any surviving corporation in a merger involving World.

         14. WAIVER OF MODIFICATION OF AGREEMENT. No waiver or modification of this Agreement shall be valid unless in writing and duly executed by both parties.

         15. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which together will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                  WORLD AIRWAYS, INC.

                                  By:      ____________________________
                                           Russell L. Ray, Jr.
                                           President and CEO



                                           ____________________________
                                           Vance Fort